Exhibit 99.2

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES AGREEMENT WITH TAYLOR MARITIME INVESTMENTS LIMITED

Singapore, October 12, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced that we have entered into a transaction implementation agreement (the “Implementation Agreement”), dated October 11, 2022, among the Company, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”), providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all of the issued ordinary shares (the “Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury) (the “Offer Shares”).

Under the terms of the Offer, shareholders of the Company (“Grindrod Shareholders”) will be entitled to receive the offer price of US$21.00 in cash for each Share tendered in the Offer. Under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or, to the extent permitted, waived) as of the expiration time of the Offer, the Company has agreed to declare and pay a special dividend of US$5.00 per Share (“Special Dividend”) to Grindrod Shareholders that hold Shares as of a dividend record date to be established by the Board. If the conditions to the Offer are not satisfied (or, to the extent permitted, waived) as of the expiration time of the Offer (as such expiration may be extended), subject to the rules of the Johannesburg Stock Exchange (the “JSE”) no Special Dividend will be paid by the Company. Under the terms of the Offer and the Implementation Agreement, if the conditions to the Offer are satisfied (or to the extent permitted, waived) as of the expiration time of the Offer (as such expiration may be extended), Grindrod Shareholders who have validly tendered (and not withdrawn) their Shares in accordance with the terms of the Offer (and who hold Shares as at the Special Dividend record date) would therefore receive an aggregate transaction value of US$26.00 per Share (comprising the offer price of US$21.00 in cash and the Special Dividend) (“Transaction Value”), valuing the Company’s existing issued and to be issued ordinary share capital at approximately US$506 million on a fully diluted basis (including the Special Dividend). As mandated by the Financial Surveillance Department of the South African Reserve Bank, Grindrod shareholders holding their Shares on the JSE will receive their Offer consideration in the equivalent amount of South African Rand. The South African Rand to U.S. Dollar exchange rate to be applied to determine the amount of South African Rand will be set out in the formal offer documentation to be issued in respect of the Offer.

The Transaction Value of US$26.00 per Share represents a 26.8% premium to the last traded price per Share on August 26, 2022, being the last full day of trading in the Shares on NASDAQ preceding the filing of the Schedule 13D Amendment disclosing that TMI, the Offeror and the Company had entered into a letter of intent with respect to the Offer. The Transaction Value also represents 36.8%, 30.8%, 14.7%, and 19.4% premia to the 30-day, 60-day, 90-day, and 180-day volume weighted average prices, respectively, prior to August 26, 2022. The Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium to the Company’s undisturbed share price at a time of significant market volatility and economic uncertainty.

The Offer is conditioned upon, amongst other things:

(i) the Offeror having received, by the expiration time close of the Offer, as extended, valid tenders in accordance with the terms of the Offer (which have not been validly withdrawn) of at least such number of Offer Shares which, together with Shares acquired before (or, with the approval of the Company, during the period of) the Offer (and including any Shares issued to the Offeror pursuant to the Offeror’s payment of the offer price of US$21.00 in respect of Company Forfeitable Shares, will result in the Offeror and persons acting in concert with it, holding such number of Shares carrying more than 50% of the voting rights attributable to the aggregate of all the Shares of the Company in issue (other than Shares held in treasury) and the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares;

(ii) approval of TMI’s shareholders in respect of a proposed amendment to TMI’s existing investment policy;

(iii) all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) having expired or lapsed and the South African Competition Commission’s approval relating to the Offer having been obtained;

(iv) (a) the Board having declared a Special Dividend of US$5.00 per Share and fixed as the record date therefor a date on or prior to the date on which the expiration time of the Offer occurs, (b) the Company having remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend and (c) the Company having irrevocably instructed the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Shares as of the Special Dividend record date as soon as possible after the expiration time of the Offer; and

(v) the other conditions which are set forth in Schedule 1 of the Joint Rule 3.5 Announcement that was separately published today by the Company and TMI pursuant to Rule 3.5 of The Singapore Code on Take-overs and Mergers.

Grindrod Investments Proprietary Limited, an entity that holds approximately 10.12% of the outstanding Shares, has entered into a Tender and Support Agreement pursuant to which, subject to the terms and conditions set forth therein, it has agreed to tender its Shares into the Offer.

Jefferies LLC is serving as financial advisor to the Company and Provenance Capital Pte. Ltd. is serving as Independent Financial Advisor to the Company. Fried, Frank, Harris, Shriver & Jacobson LLP, Allen & Gledhill LLP and Edward Nathan Sonnenbergs Inc. are providing legal counsel to the Company.

Notice to Shareholders and Potential Investors

The tender offer referred to in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any tender offer materials that TMI and the Offeror will file, and the solicitation/recommendation statement on Schedule 14D-9 that the Company will file, with the SEC. Any solicitation and offer to buy shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. When the tender offer is commenced, TMI and the Offeror will file with the SEC a tender offer statement on Schedule TO and other necessary filings and in connection therewith the Company will file a solicitation/recommendation statement on Schedule 14D-9 and other necessary filings with the SEC with respect to the tender offer. SUCH TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. When the tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

About Grindrod Shipping

The Company owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. The Company is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This communication contains forward-looking statements related to a tender offer by TMI and the Offeror to acquire the entire issued and to be issued share capital of the Company not already owned by TMI or the Offeror, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements. These forward-looking statements are subject to risks and uncertainties including, among other things, risks related to satisfaction or waiver of the conditions to tender offer (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their shares into the tender offer and the possibility that the tender offer does not close; disruption from the announced tender offer making it more difficult to maintain business and operational relationships and significant transaction costs. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.

Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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